SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)*

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

067774109

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Leonard Riggio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,456,081
	8	SHARED VOTING POWER 6,731,758
	9	SOLE DISPOSITIVE POWER 10,441,662
	10	SHARED DISPOSITIVE POWER 6,731,578
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,900,132
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barnes & Noble College Booksellers, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14		TYPE OF REPORTING PERSON* OO

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) LRBKS Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,800,876
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,800,876
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,876
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 067774109

Item 1.	Security and Issuer

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) is being filed by Leonard Riggio, Barnes & Noble College Booksellers, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (as defined below) (“B&N College LLC”) and LRBKS Holdings, Inc., a Delaware corporation owned by Mr. Riggio and his wife, Louise Riggio (“LRBKS”, and together with Mr. Riggio and B&N College LLC, the “Reporting Persons”), to amend and supplement the Items specified below in the Reporting Persons’ Schedule 13D with respect to the common stock, $.001 par value (“Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented.

Item 2.	Identity and Background.

B&N College LLC is the successor by merger to Barnes & Noble College Booksellers, Inc. (“B&N College Inc.”). For purposes of this Amendment “B&N College Inc.” shall refer to B&N College Inc. prior to the Acquisition (as defined below in Item 4) and merger with B&N College LLC. B&N College Inc. was wholly owned by Mr. and Mrs. Riggio (each owning 50% of B&N College, Inc.) prior to the sale of 100% of their interest in B&N College Inc. to the Company. Following such sale, B&N College Inc., as merged with B&N College LLC, is a wholly owned subsidiary of the Company.

LRBKS is a Delaware corporation with its principal place of business at 122 Fifth Avenue, New York, New York 10011. It is wholly owned by Mr. and Mrs. Riggio (each owning 50%), and is a holding company for investments of Mr. and Mrs. Riggio, whose only assets are the shares of Common Stock transferred to it by B&N College Inc. prior to the Acquisition, as set out in Item 4 and Item 5 below.

The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of LRBKS is set forth on Schedule A attached hereto (“Schedule A”), which is incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Reference is made to the acquisition (“Acquisition”) by the Company from Mr. and Mrs. Riggio of 100% of the issued and outstanding Class A Common Shares, no par value, of B&N College Inc., representing 100% of the outstanding equity interests in B&N College Inc., pursuant to the Stock Purchase Agreement, dated as of August 7, 2009, among the Company, Mr. and Mrs. Riggio. The Acquisition closed on September 30, 2009.

CUSIP No. 067774109

Prior to the Acquisition, on September 29, 2009, B&N College Inc. distributed 667,058 shares to 17 members of its management team in partial payment of bonuses (the “Bonus Distribution”). In addition, B&N College Inc. contributed 4,800,876 shares of Common Stock (representing all the remaining shares of Common Stock held by B&N College Inc.) to LRBKS, at such time a wholly owned-subsidiary of B&N College Inc. (the “LRBKS Contribution”). Immediately following the Bonus Distribution and the LRBKS Contribution, B&N College Inc. distributed to Mr. and Mrs. Riggio all the outstanding shares of LRBKS as a distribution to its shareholders, so that LRBKS is currently 100% owned by Mr. and Mrs. Riggio (each owning 50%). Other than the 667,058 shares of Common Stock distributed to employees in connection with the Bonus Distribution, the Acquisition and the LRBKS Contribution will not affect the beneficial ownership of Common Stock by Mr. and Mrs. Riggio. As a result of the foregoing, B&N College Inc. (and its successor B&N College LLC) no longer own any shares of Common Stock. The Reporting Persons have no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of September 30, 2009, Mr. Riggio is the beneficial owner of 17,900,132 shares, or 30.8%, of the Common Stock, 14,419 of which are restricted shares and 990,740 of which are issuable upon the exercise of stock options which are exercisable within 60 days after the date of this Amendment No. 11. Mr. Riggio is the direct beneficial owner of 11,420,283 shares of Common Stock, including the aforementioned restricted shares and the shares issuable upon the exercise of the aforementioned stock options. Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares, except for (i) 964,202 of the shares issuable upon the exercise of stock options which he holds for the benefit of his brother Stephen Riggio pursuant to an agreement between them dated July 24, 2002, with Mr. Riggio and his brother Stephen sharing voting and dispositive power with respect to such shares, and (ii) Mr. Riggio has no power to dispose of the 14,419 restricted shares until such time as they vest. Mr. and Mrs. Riggio are the indirect beneficial owners of the 4,800,876 shares of Common Stock owned by LRBKS and have the power to direct the vote and disposition of the shares owned by LRBKS. Mr. and Mrs. Riggio are the indirect beneficial owners of 966,500 shares of Common Stock as co-trustees of The Riggio Foundation, a charitable trust. An additional 712,473 shares of Common Stock are held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement. Under the arrangement, Mr. Riggio is entitled to those shares within 30 days following the earliest of: (i) his death; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a “controlling interest” in the Company (defined as 40% or more of the outstanding Common Stock). Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.

Schedule B attached hereto, and incorporated herein by reference, sets forth the interests of the persons listed on Schedule A in Common Stock.

CUSIP No. 067774109

(c)	(i)	On September 29, 2009, B&N College Inc. transferred an aggregate of

667,058 shares to 17 members of the management team of B&N College Inc. in connection with the Bonus Distribution in 17 separate transactions. In each case, the shares of Common Stock were transferred as a bonus to such employees and B&N College Inc. received no payment for such transfer. In connection with the Bonus Distribution, each employee had to undertake not to resell the shares of Common Stock received, except in compliance with federal and state securities law. The shares of Common Stock were transferred to employee brokerage accounts specifically established to hold shares and restrict their resale or transfer for a period of six months.

	(ii)	On September 29, 2009, 4,800,876 shares were transferred by B&N
College Inc. to LRBKS, in exchange for all the equity interest in LRBKS. Thereafter, on September 29, 2009, the entire equity interest in LRBKS was distributed to Mr. and Mrs. Riggio (50% each).

	(iii)	On August 24, 2009, Mr. Riggio received 2,895 restricted shares from the Company which shall vest in equal installments on August 24 of each of the years 2010 through 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented to include the following:

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 99.1	Joint Filing Agreement, dated October 1, 2009, between Leonard Riggio and LRBKS Holdings, Inc.

CUSIP No. 067774109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 1, 2009

/s/ Leonard Riggio
Leonard Riggio

LRBKS HOLDINGS, INC.

By:	/s/ Leonard Riggio
Name:	Leonard Riggio
Title:	President

BARNES & NOBLE COLLEGE BOOKSELLERS, LLC.

By:	/s/ Barry Brover
Name:	Barry Brover
Title:	Vice President, Chief Financial Officer

CUSIP No. 067774109

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF, INC.

LRBKS HOLDINGS, INC.

The name, business address, title, present principal occupation or employment of each of the executive officers and directors of LRBKS Holdings, Inc. are set forth below. If no business address is given, the officer’s or director’s business address is 122 Fifth Avenue, New York, New York 10011. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to LRBKS Holdings, Inc., 122 Fifth Avenue, New York, New York 10011. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Title and Present Principal Occupation Including Name and Address[1] of Employer
Leonard Riggio	President, Director Principal Occupation and Employer: Chairman of the Board Barnes & Noble, Inc. 122 Fifth Avenue New York, NY 10011
Louise Riggio	Director LR ENTERPRISES MANAGEMENT LLC Manager Business Address: 122 Fifth Avenue New York, NY 10011
Lawrence S. Zilavy	Vice President, Treasurer and Secretary LR ENTERPRISES MANAGEMENT LLC Manager Business Address: 122 Fifth Avenue New York, NY 10011

CUSIP No. 067774109

SCHEDULE B

BENEFICIAL OWNERSHIP OF COMMON STOCK OF BARNES & NOBLE, INC. BY

EXECUTIVE OFFICERS AND DIRECTORS OF LRBKS HOLDINGS, INC.

To the knowledge of the Reporting Persons, the following table sets forth the number and percentage of shares of Common Stock of Barnes & Noble, Inc. (“Shares”) owned by the executive officers and directors of LRBKS Holdings, Inc., other than Mr. and Mrs. Riggio, which is set forth in Item 5(a) and (b) of this Amendment No. 11. To the knowledge of the Reporting Persons, except as indicated below, the persons listed below have sole voting and dispositive power with respect to the Shares opposite their name.

Name and Title of Executive Officer or Director	Number (and Percentage) of Shares Beneficially Owned
Lawrence S. Zilavy, Vice President, Secretary and Treasurer	12,553 (less than 1%)

CUSIP No. 067774109

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated October 1, 2009, between Leonard Riggio and LRBKS Holdings, Inc.